SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              AMENDMENT NO. 6 TO
                                 SCHEDULE 13D


                                  Under the
                       Securities Exchange Act of 1934




                              THE MOSAIC COMPANY
                          --------------------------
                               (Name of Issuer)




                        Common Stock ($.01 par value)
                        ------------------------------
                        (Title of Class of Securities)




                                  61945A 107
                          --------------------------
                                (CUSIP Number)




                            Ronald N. Graves, Esq.
               J.R. Simplot Self-Declaration of Revocable Trust
                        J.R. Simplot Foundation, Inc.
                               999 Main Street
                             Boise, Idaho  83702
                          Telephone:  (208) 336-2110
                          --------------------------
              (Names, addresses and telephone numbers of persons authorized to receive notices and communications)



                               October 22, 2004
                          --------------------------
                        (Date of event which requires
                          filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos.

       J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989

2)     Check the Appropriate Box if a Member of a Group

       (a)
       (b)

3)     SEC Use Only

4)     Source of Funds:     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization:     US

Number of         7)     Sole Voting Power                  4,482,000
Shares
Beneficially      8)     Shared Voting Power                2,075,500
Owned
by Each           9)     Sole Dispositive Power             4,482,000
Reporting
Person With:      10)    Shared Dispositive Power           2,075,500

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

       6,557,500 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11):     1.74%

14)    Type of Reporting Person:     IN

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos.

       J.R. Simplot Foundation, Inc.

2)     Check the Appropriate Box if a Member of a Group

       (a)
       (b)

3)     SEC Use Only

4)     Source of Funds:     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization:     US

Number of         7)     Sole Voting Power
Shares
Beneficially      8)     Shared Voting Power             2,075,500
Owned
by Each           9)     Sole Dispositive Power
Reporting
Person With:      10)    Shared Dispositive Power        2,075,500

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       2,075,500 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11):     .55%

14)    Type of Reporting Person:     CO

ITEM 1.  SECURITY AND ISSUER.

      The following is added to the response to Item 1:

      The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Stock"), of The Mosaic Company ("Mosaic" or the "Issuer"), 128000 Whitewater Drive, Suite 200, Minnetonka, MN 55343. The Stock was received in the merger described in Item 4 below (the "Merger"). This Amendment No. 6 amends the Schedule 13D originally filed on August 5, 1999, on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 ("Trust") and the J.R. Simplot Foundation, Inc. ("Foundation"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, Amendment No. 2 to Schedule 13D filed on October 20, 2000, Amendment No. 3 to Schedule 13D filed September 13, 2001, Amendment No. 4 to
Schedule 13D filed October 2, 2001, and Amendment No. 5 to Schedule 13D filed February 5, 2004.

      The purpose of this Amendment No. 6 is to (i) report the ownership of Mosaic Stock by the Reporting Persons as a result of the Merger, resulting in less than a five percent beneficial ownership, and (ii) report that, because of the resulting holdings of less then five percent, no further filings by the Reporting Persons are required.

      The Trust is the manager of JRS Management L.L.C., an Idaho limited liability company ("JRS Management"), and JRS Management is the sole general partner of JRS Properties L.P., an Idaho limited partnership ("JRS Properties"). The principal business of JRS Properties and JRS Management is investment, and their principal address is 999 W. Main Street, Suite 1300, Boise, Idaho. During the last five years, neither JRS Properties nor JRS Management has been involved in any proceedings required to be disclosed.

ITEM 4.  PURPOSE OF TRANSACTION.

      Pursuant to Amendment No. 1 to Form S-4 filed by the Issuer on November 12, 2004 (the "Form S-4/A"), the Issuer reported as follows:

            "Under the terms of an Agreement and Plan of Merger
             and Contribution dated as of January 26, 2004, as amended, referred to as the merger and contribution agreement, IMC merged with GNS Acquisition Corp., a wholly owned subsidiary of Mosaic, on October 22, 2004 and became a wholly owned subsidiary of Mosaic.
             In that merger, referred to as the Cargill merger, IMC's common stockholders received one share of Mosaic common stock for each share of IMC common stock owned. In addition, holders of shares of IMC's 7.50% mandatory convertible preferred stock, referred to as IMC 7.50% preferred stock, received one share of 7.50% mandatory convertible preferred stock of Mosaic, referred to as Mosaic 7.50% preferred stock, for each share they held. The merger and contribution agreement also provided for Cargill and its affiliates to contribute equity interests in entities owning the fertilizer businesses of Cargill, referred to as the Cargill Fertilizer

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

             Businesses, to Mosaic immediately prior to the Cargill merger, which contribution is referred to as the Cargill contribution. In consideration for the Cargill contribution, Cargill and its affiliates received shares of Mosaic common stock, plus shares of Mosaic's Class B common stock, referred to as Mosaic Class B common stock. Immediately following the completion of the transactions contemplated by the merger and contribution agreement:

               - IMC's former common stockholders owned 33.5% of the outstanding shares of Mosaic common stock;

               - Cargill and its affiliates owned 66.5% of the outstanding shares of Mosaic common stock;

               - Cargill and its affiliates owned 5,458,955 shares of Mosaic Class B common stock; and

               - IMC's former preferred stockholders owned all 2,750,000 shares of Mosaic 7.50% preferred stock.

             At the time of the Cargill merger, IMC Global Inc. changed its legal name to Mosaic Global Holdings Inc."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      At the time of the Merger, the Trust owned 4,482,000 shares of Stock through its indirect beneficial ownership through JRS Properties, the same number of shares reported in Amendment No. 5 to Schedule 13D filed February 5, 2004. Mr. Simplot, through the Trust and JRS Management, beneficially owned and had sole voting and investment power with respect to these 4,482,000 shares of Stock owned of record by JRS Properties. At October 22, 2004, these 4,482,000 shares of Stock represented approximately 1.19% of the total shares outstanding at that date which were reported as 376,816,522 in the Form S-4/A after giving effect to the Merger.

      The Foundation owned 2,075,500 shares as of October 22, 2004. Mr. Simplot shared with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation, which represented approximately .55% of the total shares outstanding at that date.

      The aggregate number of shares indirectly beneficially owned by Mr. Simplot through the Foundation and JRS Properties on October 22, 2004 was 6,557,500 shares, constituting approximately 1.74% of the 376,816,522 outstanding shares as reported in the Issuer's Form S-4/A. Therefore, no further filings are required by the Reporting Persons.

                                      ***

      After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.



                                    /s/ J.R. Simplot
                                    -----------------------------------------
                                    J.R. Simplot



                                       /s/ Ronald N. Graves
Date:  July __, 2005                By:--------------------------------------
                                       Ronald N. Graves, Attorney in Fact


                                    J.R. SIMPLOT SELF DECLARATION OF
                                    REVOCABLE TRUST



                                       /s/ J.R. Simplot
                                    By:--------------------------------------
                                       J.R. Simplot, as Trustee



                                       /s/ Ronald N. Graves
Date:  July __, 2005                By:--------------------------------------
                                       Ronald N. Graves, Attorney in Fact


                                    J.R. SIMPLOT FOUNDATION, INC.



                                       /s/ Ronald N. Graves
Date:  July __, 2005                By:--------------------------------------
                                       Ronald N. Graves, Secretary

                                 Page 6 of 6
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